 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Herb, Marvin J. (Last) (First) (Middle) 1000 Hart Road, Suite 201 (Street) Barrington Hills, IL 60010 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) April 15, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Coca-Cola Enterprises Inc.   CCE
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
6. If Amendment, Date of Original (Month/Day/Year) 04/25/2002 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	8,790,935 (1)	I	By Self as Trustee of Revocable Trust
Common Stock	8,150,000	I	By M J Herb Investments LP, M.J. Herb, sole partner
Common Stock	1,500,000	I	By Hondo Trading LP, M.J. Herb general partner
Common Stock	6,406,961 (1)	I	By Herbco II, LLC, Judith Ann Herb, wife, manager and member

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Herb, Marvin J. - April 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Marvin J. Herb ________________________________ 09-13-2002 ** Signature of Reporting Person Date Page 2 SEC 1473 (3-99)

Herb, Marvin J. - April 2002
Form 3 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 3 - April 2002

Marvin J. Herb
1000 Hart Road, Suite 201

Barrington Hills, IL 60010
Explanation of responses:

(1)   Shares beneficially owned by M. J. Herb as Trustee of Revocable Trust are reduced by 162,847 shares and shares beneficially owned by Herbco II, LLC increased by 162,847 shares. The correction is to reflect the correct number of shares owned by each entity after adjustment of the number of shares received from CCE upon the sale of certain businesses by the shareholder to CCE on July 10, 2001 pursuant to the merger agreement among CCE and the shareholders of Hondo Incorporated and Herbco Enterprises, Inc.

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